AMENDMENT NO. 1 TO GUARANTY
                              AND PLEDGE AGREEMENT


         Amendment No. 1 to the Guaranty and Pledge Agreement (the "Amendment"), dated as of August 16, 1999, made by MA 1994 B Shares, L.P., a Delaware limited partnership ("Guarantor"), in favor of Citibank, N.A., a national banking association, as Trustee (the "Trustee") for the holders of the series of Notes issued by Basketball Properties, Ltd., a Florida limited partnership ("BPL").

         WHEREAS, the Guarantor executed a Guaranty and Pledge Agreement, dated as of May 20, 1998 (the "Guaranty and Pledge Agreement"), as modified by Addendum No. 1 thereto, pursuant to which the Guarantor agreed to guarantee certain of the obligations of BPL and MHLP with respect to the Notes.

         WHEREAS, BPL II, LLC, a Florida limited liability company ("BPL II"), expects to purchase certain equipment and fixtures (the "Leased Equipment") for subsequent lease to BPL pursuant to a structure under which BPL II's purchase of such equipment and fixtures is intended to constitute a sale for resale purposes under the laws of the State of Florida (the "Lease Structure").

         WHEREAS, MBIA, by execution of its consent of even date herewith, and in its capacity as the Majority Holders, has consented to the Lease Structure and to the disbursement of funds to BPL II from the Construction Account for the purchase of the Leased Equipment.

         WHEREAS, the Guarantor now desires to amend the Guaranty and Pledge Agreement as set forth below.

         Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Guaranty and Pledge Agreement. Guarantor agrees
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as follows for the benefit of the Trustee and MBIA and for the equal and notable benefit of the Holders:

         Section 1. Amendment. Section 2.9 of the Guaranty and Pledge Agreement shall be amended to include the following paragraph (e):

                  (e) (i) Anything to the contrary contained herein notwithstanding, the Cost Overrun Obligations shall not be less than one million six hundred forty-eight thousand dollars ($1,648,000) or such lesser amount equal to the amount of any sales and use taxes that would have been payable by BPL upon a direct purchase by BPL of the Leased Equipment actually purchased by BPL II (such amount, the "Capped Amount") until the earlier of (i) the receipt by the Trustee and MBIA of an opinion of counsel to BPL reasonably satisfactory to MBIA that the statute of limitations under Section 95.091, Florida Statutes and those amendments contained in Chs. 99-239 and 99-208, L.O.F. (Laws of Florida) or under any other applicable statute (if any) regarding sales and use taxes of the State of Florida applicable to the Lease Structure, has expired and
                  (ii) the receipt by the Trustee and MBIA of a certificate of the general partner of BPL reasonably satisfactory to MBIA certifying that the Florida Department of Revenue has issued an advisement, directive or other similar ruling approving the use of the Lease Structure (such earlier date, the "End Date"). For purposes of this Section 2.9, the term Cost Overrun Obligations shall include any sales and use tax declared by the Florida Department of Revenue to be due and payable by BPL in respect of the Leased Equipment as a result of a determination by the State of Florida that the Lease Structure is invalid ("Sales Tax Due"); provided, that the terms Cost Overrun Obligations and Sales Tax Due shall exclude in all cases any sales and use taxes that are payable by BPL or BPL II in respect of the lease of the Leased Equipment under the Master Lease Agreement, dated August [ ], 1999, between BPL and BPL II.

                  (ii) Notwithstanding anything to the contrary contained herein or in the Deposit and Disbursement Agreement, following the Construction Completion Date and prior to the End Date (A) the Trustee may deliver to the Guarantor a written notice specifying the amount of any Sales Tax Due and requesting payment thereof and (B) the Guarantor shall, within fifteen Business Days following receipt of such notice, pay (or cause to be paid) to the Trustee an amount equal to the lesser of
                  (x) the Capped Amount and (y) the amount by which the Sales Tax Due specified in such notice exceeds the sum of (1) the amounts on deposit in the Construction Account not required to satisfy the requirements of Section 5.07(a) through (d) of the Deposit and Disbursement Agreement plus (2) prior to the first Net Cash Distribution Date (as defined in the Deposit and Disbursement Agreement), the
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                  amounts deposited in the Arena Cash Receipts Account (as
                  defined in the Deposit and Disbursement Agreement) pursuant to
                  Section 7.01(a)(i) of the Deposit and Disbursement Agreement plus (3) on or following the first Net Cash Distribution Date, the amount by which the amounts deposited in the Arena Cash Receipts Account pursuant to Section 7.01(a)(i) of the Deposit and Disbursement Agreement exceed the Arena Distributable Net Cash Amount (as defined in the Deposit and Disbursement Agreement), in the case of each of subclauses (1), (2) and (3) as notified in writing by BPL to the Guarantor and the Trustee. The Trustee shall deposit into the Arena Cash Receipts Account any amounts so paid (or caused to be paid) by the Guarantor.

                  (iii) For the avoidance of doubt, the Guarantor shall have no obligation to make any payments in respect of any Sales Tax Due which exceed, in the aggregate, the Capped Amount and all obligations of the Guarantor to make any payments in respect of any Sales Tax Due shall terminate on the End Date.

         The Guaranty and Pledge Agreement, as amended hereby, shall remain in full force and effect.

         Section 2. Governing Law. The internal laws of the State of New York shall govern and used to construe this Amendment without regard to the conflict of laws principles of such State.

         Section 3. Counterparts. The parties may sign any number of copies of this Amendment. Each signed copy shall be an original but all of them together represent the same agreement.
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         IN WITNESS WHEREOF, the Guarantor has executed this Amendment as of the date first above written.

                                             MA 1994 B SHARES, L.P.,
                                             a Delaware limited partnership

                                             By: MA 1994 B Shares, Inc., a
                                                 Delaware corporation, its
                                                 sole general partner

                                                 By: /s/ Jonathan R. Bell
                                                 ------------------------
                                                 Name:  Jonathan R. Bell
                                                 Title: Vice President

Accepted and Agreed to on the date first above written:

CITIBANK, N.A.

By: /s/ Peter M. Pavlyshin
--------------------------
Name:  Peter M. Pavlyshin
Title: Senior Trust Officer